Exhibit 99.1

PRESS RELEASE

Immatics Announces First Bristol Myers Squibb Opt-in of TCR-T Candidate
from Ongoing Multi-target Strategic Collaboration

•	Bristol Myers Squibb exercised its first option and entered into a global license agreement with Immatics for the most advanced TCR-T product candidate from the companies’ ongoing collaboration to develop four TCR-based adoptive cell therapies targeting solid tumors

•	Immatics to receive an option payment of $15 million and is eligible for additional up to $490 million in milestone payments in addition to tiered royalties on net sales of the product

Tuebingen, Germany & Houston, May 1, 2023 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today announced that Bristol Myers Squibb (NYSE:BMY) has exercised its option and entered into an exclusive worldwide license for the first T cell receptor engineered T cell therapy (TCR-T) candidate from their ongoing collaboration.

Under the terms of the 2019 multi-target strategic collaboration agreement, which was expanded in 2022, Immatics is developing and validating four TCR-T targets and product candidates through the lead TCR candidate stage. Bristol Myers Squibb can exercise opt-in rights and assume sole responsibility for further worldwide development, manufacturing, and commercialization of the TCR-T cell therapies. This first opt-in is for a novel TCR-T product candidate against a target relevant in multiple solid tumor indications. Immatics to receive an option exercise fee of $15 million.

“The opt-in decision by Bristol Myers Squibb is an example of the success of our ongoing collaboration. The partnership’s goal is to leverage Immatics’ ability to develop innovative cell therapies that have the potential to deliver future breakthrough therapies for patients,” commented Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics. “We remain committed to making a meaningful impact on the lives of cancer patients and we look forward to further advancing our own pipeline programs as well as our product candidates being developed with Bristol Myers Squibb and other partners.”

The TCR-T programs developed within the collaboration are directed against solid tumor targets discovered by Immatics using its proprietary XPRESIDENT® technology combined with its XCEPTOR® TCR discovery and engineering platform to identify specific TCRs against these targets.

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For each program, Immatics is eligible for up to $505 million in option exercise fee, regulatory and commercial milestone payments, as well as additional tiered royalties on net sales of the licensed product.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Instagram, Twitter and LinkedIn.

Forward-Looking Statements Immatics:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the

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clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

For more information, please contact:

Media and Investor Relations Contact

Eva Mulder or Charlotte Spitz
Trophic Communications
Phone: +31 6 52 33 15 79
immatics@trophic.eu

Immatics N.V.
Anja Heuer	Jordan Silverstein
Senior Director, Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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